CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-124931 of OneTravel Holdings, Inc. (formerly known as RCG Companies Incorporated) on Form S-3 of our report dated May 5, 2004 related to the financial statements of OneTravel.com, Inc. (a subsidiary of Terra Networks, S.A.) and subsidiaries as of and for the year ended December 31, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to substantial doubt about the Company's ability to continue as a going concern and an emphasis of matter paragraph relating to the basis of presentation as if the Company had been operated as an unaffiliated company) appearing in Amendment No. 1 to the Current Report on Form 8-K/A of OneTravel Holdings, Inc. dated August 1, 2005.


/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
August 3, 2005